Dynamic Nutra Enterprises Holdings, Inc.
3929 Browning Place
Raleigh, North Carolina 27609

January 13, 2012

Securities and Exchange Commission, Division of Finance
Attn: Jeffrey Riedler
100 F Street N.E
Washington, D.C. 20549

Re:         Dynamic Nutra Enterprises Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed December 23, 2011
File No. 333-176587

Dear Mr. Riedler:

We are in receipt of your comment letter dated January 5, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1. Please expand your disclosure throughout your registration statement to disclose the aggregate revenues received from July 1, 2010 through your last period ended under your distributor agreement with Xango.

RESPONSE:	We have revised our disclosure throughout the Registration Statement to disclose the aggregate revenues received from July 1, 2010 through the period ended November 30, 2011.

Risk Factors, page 6

2. We note that you deleted your disclosure previously included on page 8 of your Amendment No.1 to Form S-1 that discussed the business risk resulting from your officers’ and directors’ lack of experience in recruiting and maintaining distribution in a direct sales network. Given your entry into a distribution agreement with Xango, please provide us with a detailed analysis which supports your belief that this is no longer a material risk to you and your business. If you believe this is a material risk, please reinstate the prior disclosure and expand this disclosure to disclose the number of persons you have recruited into your network since July 1, 2010.

RESPONSE:
We have revised the Registration Statement to reinsert the previously deleted disclosure discussing the business risk resulting from our officers’ and directors’ lack of experience in recruiting and maintaining distribution in a direct sales network, and have also disclosed the number of persons we have recruited into our network since July 1, 2010.

Description of Business, page 14

3. We note your response to our prior comment 5. Please expand your disclosure to disclose the existing regulatory requirements of the Federal Trade Commission on your marketing and advertising of your products. See Item 101(h)(4) of Regulation S-K.

RESPONSE:	We have expanded our disclosure regarding the existing regulatory requirements of the Federal Trade Commission on our marketing and advertising of our products.

Note 1 Summary Of Significant Accounting Polices And Organization

(G) Revenue Recognition, page F-8

4. We acknowledge your response to our comment 10. Please provide us the accounting literature you use that supports your accounting basis to classify sales incentives, such as free products, as a reduction of revenue.

RESPONSE:
The Company follows the guidance of ASC 605-50 for promotional products given to customers.  We have revised the revenue recognition criteria to clearly state that for promotional products that are given to customers, we will record this as an addition to COGS.

Sincerely,

By:	/s/ Donna Cashwell
Donna Cashwell Chief Executive Officer